SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 3, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                          3rd December 2004

                                  Provalis plc

            Provalis Makes First Shipments of in2it(TM) A1c to the US
    in2itTMA1c Exhibited at Medica in Dusseldorf to support European launch

Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and
Pharmaceuticals Group, is pleased to announce that its Medical Diagnostics business is today making the first commercial shipment of in2it(TM) A1C to the
US. in2it(TM) A1c, Provalis' new, fully automated, diabetes diagnostic test, is sold directly to a network of sub-distributors in the US by Provalis Diagnostics
USA, the US based sales organisation established by Provalis earlier this year.

In addition, Provalis exhibited in2it(TM)A1c at Medica, Europe's leading exhibition of medical diagnostic equipment, last week. Response from attendees was very positive and discussions are on-going with selected distributors regarding the product's launch in Europe, which is scheduled for the Summer of
2005.

Phil Gould, Chief Executive Officer of Provalis, said "I am delighted that shipment of in2it(TM) to the US market is now underway. We are extremely pleased by the enthusiastic response to the product in the US, with orders continuing to build following the exceptionally strong response from many sectors of the US healthcare market. in2it(TM)'s ease and speed of use, economic pricing and laboratory-standard performance have been major selling points for us and we look forward to a steadily increasing stream of weekly shipments over the next few months and to European launch in Summer 2005."

                                      END

Provalis' Website; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of
1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development;
the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities;
uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors;
the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the
Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel;
general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest
20-F filing, copies of which are available from the Company Secretary at the
Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

..    Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are in2it(TM) A1c and Glycosal(R), both diabetes diagnostic tests, and Osteosal(R), a diagnostic test for osteoporosis.

..    Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is
     Diclomax(R), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                    By:/s/ Lee Greenbury

                                                                 Name: Lee Greenbury
                                                                     Title: Company Secretary

Date:   December 3, 2004